EXHIBIT (a)(2)(R)

“When I wake up in the morning, I’m focused on share price and, from my way of thinking and from my analysis, the Glamis transaction destroys value and the Wheaton (deal) creates value,” Goldcorp CEO Rob McEwen said in a conference call from Boston.

Dear Tiger Investor,

There are currently two proposed transactions involving Goldcorp, Inc.: (1) a friendly, take-over bid by Goldcorp for all of the shares of Wheaton River Minerals Ltd.; and (2) an unsolicited take-over bid by Glamis Gold Ltd. for all of the shares of Goldcorp.

We would like to encourage you to VOTE FOR THE WHEATON TRANSACTION and REJECT the unsolicited hostile take-over offer by Glamis.

We feel that the Goldcorp/Wheaton combination offers far greater value to those respective shareholders than the Glamis/Goldcorp offer. Goldcorp CEO Rob McEwen has spoken eloquently on the details of these potential transactions and we recommend that you consider what he has to say. You can read a wide range of articles and information by going to the new website for Mr. McEwen at http://www.robmcewen.com.

While there, you can find out all the important information about the Goldcorp/Wheaton combination that will help you make an informed and wise decision concerning your ownership of Goldcorp shares. Plus, you will get a great education about these two companies and learn about Mr. McEwen himself, who has created one of the most financially sound gold companies in history, and who is doing wonderful things with his community involvement and philanthropy in the fields of health care and education.

We also urge you to take a look at Goldcorps slide show presentation concerning their combination with Wheaton that will give you a great deal of insight into this transaction, and explores the ways in which share value will be enhanced. You can view this presentation at http://www.goldcorp.com or http://www.robmcewen.com, just click on the link that says “Roadshow Presentation”. Also, make sure to read the interview with Mr. McEwen from the National Post: http://www.robmcewen.com/docs/goldcorp_ceo.pdf.

Stay tuned to TFNN as we bring you the latest news and information concerning this important transaction.

Thank you and Good Trading,

Tiger Financial News Network
www.tfnn.com